Exhibit 99.1

Caledonia Mining Corporation Plc
-MANAGEMENT'S RESPONSIBILITY FOR FINANCIAL INFORMATION

To the Shareholders of Caledonia Mining Corporation Plc

Management has prepared the information and representations in this interim report. The unaudited condensed consolidated interim financial statements of Caledonia Mining Corporation Plc ("Group") have been prepared in accordance with International Accounting Standard 34 ("IAS 34") Interim Financial Reporting and, where appropriate, these statements include some amounts that are based on best estimates and judgment. Management have determined such amounts on a reasonable basis in order to ensure that the unaudited condensed consolidated interim financial statements are presented fairly, in all material respects.

The Management Discussion and Analysis ("MD&A") also includes information regarding the impact of current transactions, sources of liquidity, capital resources, operating trends, risks and uncertainties. Actual results in the future may differ materially from our present assessment of this information because future events and circumstances may not occur as expected.

The Group maintains adequate systems of internal accounting and administrative controls, consistent with reasonable cost. Such systems are designed to provide reasonable assurance that relevant and reliable financial information is produced.

Management is responsible for establishing and maintaining adequate internal controls over financial reporting ("ICOFR"). Any system of internal controls over financial reporting, no matter how well designed, has inherent limitations. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation.

At September 30, 2016, management evaluated the effectiveness of the Group's internal control over financial reporting and concluded that such internal control over financial reporting was effective and there were no material weaknesses or changes in internal controls identified by management.

As part of their monitoring and oversight role, the Audit Committee performs a review and conducts discussions with management. No material exceptions and/or evidence of fraud were noted based on the additional procedures.

The Board of Directors, through its Audit Committee, is responsible for ensuring that management fulfils its responsibilities for financial reporting and internal control. The Audit Committee is composed of three independent directors. This Committee meets periodically with management and the external auditor to review accounting, auditing, internal control and financial reporting matters.

These condensed consolidated interim financial statements have not been reviewed by the Group's auditor.

The unaudited condensed consolidated interim financial statements for the period ended September 30, 2016 were approved by the Board of Directors and signed on its behalf on November 11,  2016.

(Signed) S. R. Curtis Chief Executive Officer	(Signed) M. Learmonth Chief Financial Officer

Caledonia Mining Corporation Plc

Condensed consolidated statements of profit or loss and other comprehensive income
(In thousands of United States dollar, unless indicated otherwise)
Unaudited		For the 3 months ended September 30		For the 9 months ended September 30
	Note	2016	2015	2016	2015
Revenue		17,637	12,096	46,741	37,224
Less: Royalty		(883)	(606)	(2,340)	(1,864)
Production costs	6	(9,090)	(7,803)	(25,213)	(23,001)
Depreciation	7	(884)	(914)	(2,584)	(2,586)
Gross profit		6,780	2,773	16,604	9,773
Other income		12	33	86	56
Administrative expenses	8	(1,997)	(1,664)	(5,233)	(5,183)
Net foreign exchange (loss)/gain		(132)	1,457	(332)	2,076
Share based payment expense	9	(497)	-	(747)	-
Sale of Blanket Mine treasury bills	10	-	-	3,203	-
Margin call on hedge	11	-	-	(435)	-
Operating profit		4,166	2,599	13,146	6,722
Finance income		1	-	2	1
Finance cost		(54)	(358)	(144)	(429)
Net finance costs		(53)	(358)	(142)	(428)
Profit before tax		4,113	2,241	13,004	6,294
Tax expense		(2,290)	(703)	(5,797)	(2,657)
Profit for the period		1,823	1,538	7,207	3,637
Other comprehensive income
Items that are or may be classified to profit or loss
Foreign currency translation differences for foreign operations		73	(1,540)	46	(2,088)
Total comprehensive income for the period		1,896	(2)	7,253	1,549
Profit attributable to:
Shareholders of the Company		1,118	1,317	5,268	2,839
Non-controlling interests		705	221	1,939	798
Profit for the period		1,823	1,538	7,207	3,637
Total comprehensive income attributable to:
Shareholders of the Company		1,191	(223)	5,314	751
Non-controlling interests		705	221	1,939	798
Total comprehensive income for the period		1,896	(2)	7,253	1,549
Earnings per share
Basic earnings per share ($)		0.020	0.026	0.097	0.053
Diluted earnings per share ($)		0.019	0.026	0.096	0.052

Caledonia Mining Corporation Plc

Condensed consolidated statements of financial position
(In thousands of United States dollars, unless indicated otherwise)
Unaudited
As at		September 30,	December 31,
	Note	2016	2015
Assets
Property, plant and equipment	13	59,342	49,218
Deferred tax asset		52	58
Total non-current assets		59,394	49,276

Inventories		6,701	6,091
Prepayments		867	667
Trade and other receivables	12	4,149	3,839
Income tax receivable		157	397
Cash and cash equivalents		13,939	12,568
Total current assets		25,813	23,562
Total assets		85,207	72,838

Equity and liabilities
Share capital		54,722	54,569
Reserves		141,988	141,942
Retained loss		(144,306)	(147,654)
Equity attributable to shareholders		52,404	48,857
Non-controlling interests		3,241	1,504
Total equity		55,645	50,361

Liabilities
Provisions		2,837	2,762
Deferred tax liability		14,851	11,318
Cash settled share based payment	9	747	-
Total non-current liabilities		18,435	14,080

Trade and other payables		9,432	6,656
Income taxes payable		146	53
Overdraft		1,549	1,688
Total current liabilities		11,127	8,397
Total liabilities		29,562	22,477
Total equity and liabilities		85,207	72,838

The accompanying notes on pages 6 to 18 are an integral part of these condensed consolidated interim financial statements.

On behalf of the Board:  "S.R Curtis"- Chief Executive Officer and "M Learmonth" - Chief Financial Officer

Caledonia Mining Corporation Plc

Condensed consolidated statements of changes in equity
(In thousands of United States dollars, unless indicated otherwise)
Unaudited	Share Capital	Foreign Currency Translation Reserve	Contributed Surplus	Share based Payment Reserve	Retained loss	Total	Non- controlling interests (NCI)	Total Equity

Balance at December 31, 2014	54,569	(3,229)	132,591	15,847	(150,128)	49,650	693	50,343
Transactions with owners:
Dividend paid	-	-	-	-	(1,905)	(1,905)	-	(1,905)
Total comprehensive income:
Profit for the period	-	-	-	-	2,839	2,839	798	3,637
Other comprehensive income	-	(2,088)	-	-	-	(2,088)	-	(2,088)
Balance at September 30, 2015	54,569	(5,317)	132,591	15,847	(149,194)	48,496	1,491	49,987
Balance at December 31, 2015	54,569	(6,520)	132,591	15,871	(147,654)	48,857	1,504	50,361
Transactions with owners:
Shares issued	153	-	-	-	-	153	-	153
Dividend paid	-	-	-	-	(1,920)	(1,920)	(202)	(2,122)
Total comprehensive income:
Profit for the period	-	-	-	-	5,268	5,268	1,939	7,207
Other comprehensive income	-	46	-	-	-	46	-	46
Balance at September 30, 2016	54,722	(6,474)	132,591	15,871	(144,306)	52,404	3,241	55,645

Caledonia Mining Corporation Plc

Condensed consolidated statements of cash flows
(In thousands of United States dollars, unless indicated otherwise)

Unaudited		For the 3 months ended September 30		For the 9 months ended September 30
Cash flows from operating activities	Note	2016	2015	2016	2015

Cash generated by operating activities	14	8,057	1,585	17,892	5,459
Net finance cost paid		(52)	(25)	(142)	(74)
Tax paid		(898)	(168)	(1,679)	(806)
Cash from operating activities		7,107	1,392	16,071	4,579

Cash flows from investing activities
Acquisition of Property, plant and equipment		(4,440)	(5,313)	(12,670)	(11,143)
Proceeds from Property, plant and equipment		19	-	78	-
Net cash used in investing activities		(4,421)	(5,313)	(12,592)	(11,143)

Cash flows from financing activities
Dividend paid		(925)	(596)	(2,122)	(1,865)
Shares issued		48	-	153	-
Net cash used in financing activities		(877)	(596)	(1,969)	(1,865)
Net increase/(decrease) in cash and cash equivalents		1,809	(4,517)	1,510	(8,429)
Cash and cash equivalents at beginning of period		10,581	19,170	10,880	23,082
Net cash and cash equivalents at end of period		12,390	14,653	12,390	14,653

Caledonia Mining Corporation Plc
Notes to the Condensed Consolidated Interim Financial Statements
For the six months ended September 30, 2016 and September 30, 2015
(In thousands of United States dollars, unless indicated otherwise)

1 Reporting entity

Caledonia Mining Corporation Plc (the "Company") is a company domiciled in Jersey, Channel Islands. The address of the Company's registered office is 43-45 La Motte Street, JE4 8SD, Jersey, Channel Islands. These condensed consolidated interim financial statements of the Group as at and for the 9 months ended September 30, 2016 comprise the Company and its subsidiaries (together referred to as the "Group" and individually as "Group entities"). The Group is primarily involved in the operation of a gold mine and the exploration and development of mineral properties for precious metals.

2 Basis for preparation

(a) Statement of compliance

These unaudited condensed consolidated interim financial statements have been prepared in accordance with IAS 34 Interim Financial Reporting and do not include all the information required for full annual financial statements. Accordingly, certain information and disclosures normally included in the annual financial statements prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB) have been omitted or condensed. Selected explanatory notes are included to explain events and transactions that are significant to an understanding of the changes in the financial position and performance of the Group since the last annual consolidated financial statements as at and for the year ended December 31, 2015.

(b) Basis of measurement

The unaudited condensed consolidated interim financial statements have been prepared on the historical cost basis except for cash settled share based payment liabilities measured at fair value.

(c) Functional and presentation currency

These condensed consolidated interim financial statements are presented in United States dollars, which is also the functional currency of the Company. All financial information presented in United States dollars have been rounded to the nearest thousand, unless indicated otherwise.

3 Use of estimates and judgements

Management makes estimates and assumptions about the future that affect the reported amounts of assets and liabilities. Estimates and assumptions are continually evaluated based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances. Actual experience may differ from these estimates and assumptions. In preparing these condensed consolidated interim financial statements, the significant judgements made by management in applying the Group's accounting policies and the key sources of estimation uncertainty were the same as those that applied as at December 31, 2015, and should be read in conjunction with the Group's annual consolidated financial statements for the year ended December 31, 2015.

4 Significant accounting policies

Except as stated otherwise, the same accounting policies and methods of computation have been applied consistently to all periods presented in these condensed consolidated interim financial statements as compared to the Group's annual financial statements for the year ended December 31, 2015. In addition, the accounting policies have been applied consistently by the Group entities.

Caledonia Mining Corporation Plc
Notes to the Condensed Consolidated Interim Financial Statements
For the six months ended September 30, 2016 and September 30, 2015
(In thousands of United States dollars, unless indicated otherwise)

4 Significant accounting policies – (continued)
(i)	Share based payment expense

The fair value of the amount payable to employees in respect of share based awards, which will be settled in cash, is recognised as an expense with a corresponding increase in liabilities, over the period over which the employee becomes unconditionally entitled to payment. The liability is re-measured at each reporting date. Any changes in the fair value of the liability are recognised as an expense in profit or loss.

Additional information about significant judgements, estimates and the assumptions used to estimate the fair value of cash settled share-based payment transactions are disclosed in note 9.

 (ii) Derivatives

Derivatives are initially recognised at fair value on the date a derivative contract is entered into and are subsequently re-measured to their fair value at the end of each reporting period. The group does not designate derivatives as speculative hedging instruments, therefore subsequent changes in fair value are recognised in profit or loss.

5	Blanket Zimbabwe Indigenisation Transaction

Blanket Mine (1983) (Private) Limited ("Blanket") indigenisation transaction

On February 20, 2012 the Group announced that it had signed a Memorandum of Understanding ("MoU") with the Minister of Youth, Development, Indigenisation and Empowerment of the Government of Zimbabwe pursuant to which the Group agreed that indigenous Zimbabweans would acquire an effective 51% ownership interest in the Blanket Mine for a paid transactional value of $30.09 million.

Pursuant to the above, the Group entered into agreements with each Indigenisation Shareholder to sell its 51% ownership interest in Blanket Mine as follows:

•	A 16% interest was sold to the National Indigenisation and Economic Empowerment Fund ("NIEEF") for $11.74 million.
•	A 15% interest was sold to Fremiro, which is owned by Indigenous Zimbabweans, for $11.01 million.
•
A 10% interest was sold to Blanket Employee Trust Services (Private) Limited ("BETS") for the benefit of present and future managers and employees for $7.34 million. The shares in BETS are held by the Blanket Mine Employee Trust ("Employee Trust") with Blanket Mine's employees holding participation units in the Employee Trust.

•	A 10% interest was donated to the Gwanda Community Share Ownership Trust ("Community Trust"). Blanket Mine undertook and paid a non-refundable donation of $1 million to the Community Trust.

The Group facilitated the vendor funding of these transactions which are repaid by way of dividends from Blanket Mine. 80% of dividends declared by Blanket Mine are used to repay such loans and the remaining 20% unconditionally accrues to the respective Indigenous Shareholders. Outstanding balances on these facilitation loans attract interest at a rate of 10% over the 12-month LIBOR. The timing of the repayment of the loans depends on the future financial performance of Blanket Mine and to the extent of future dividends declared by Blanket Mine. To facilitate the capital expenditure of a production expansion programme, Blanket Mine suspended dividend payments from December 31, 2014 to July 31, 2016. A moratorium was placed on the facilitation loan interest until dividend payments resumed on August 1, 2016. The facilitation loans were

Caledonia Mining Corporation Plc
Notes to the Condensed Consolidated Interim Financial Statements
For the six months ended September 30, 2016 and September 30, 2015
(In thousands of United States dollars, unless indicated otherwise)

5 Blanket Zimbabwe Indigenisation Transaction - (continued)

declared as a dividend in specie by Caledonia Holdings Zimbabwe (Blanket Mine's parent company) to a wholly-owned subsidiary of Caledonia Mining Corporation Plc.

The indigenisation agreements concluded on February 20, 2012, were accounted for as follows:
•	Non-controlling interests (NCI) were recognised on the portion of shareholding upon which dividends declared by Blanket Mine will accrue unconditionally to equity holders as follows:
(a)	20% of the 16% shareholding of NIEEF;
(b)	20% of the 15% shareholding of Fremiro; and
(c)	100% of the 10% shareholding of the Community Trust.
•	This effectively means that NCI is recognised at Blanket Mine level at 16.2% of the net assets.
•
The remaining 80% of the shareholding of NIEEF and Fremiro is recognised as non-controlling interests to the extent that their attributable share of the net asset value of Blanket Mine exceeds the balance on the facilitation loans including interest. At September 30, 2016 the attributable net asset value did not exceed the balance on the respective loan accounts and thus no additional NCI was recognised.

•
The transaction with the BETS will be accounted for in accordance with IAS 19 Employee Benefits (profit sharing arrangement) as the ownership of the shares does not ultimately pass to the employees. The employees are entitled to participate in 20% of the dividends accruing to the 10% shareholding in Blanket Mine if they are employed at the date of such distribution. To the extent that 80% of the attributable dividends exceed the balance on the BETS facilitation loan they will accrue to the employees at the date of such declaration.

•
The Employee Trust and BETS are structured entities which are effectively controlled and consolidated by Blanket Mine. Accordingly the shares held by BETS are effectively treated as treasury shares in Blanket Mine and no NCI is recognised.

Caledonia Mining Corporation Plc
Notes to the Condensed Consolidated Interim Financial Statements
For the six months ended September 30, 2016 and September 30, 2015
(In thousands of United States dollars, unless indicated otherwise)

5 Blanket Zimbabwe Indigenisation Transaction - (continued)
Indigenisation shareholding percentages and facilitation loan balances

USD	Shareholding	NCI Recognised	NCI subject to facilitation loan	Balance of facilitation loan at September 30, 2016 #	Dec, 31 2015
NIEEF	16%	3.2%	12.8%	11,904	11,907
Fremiro	15%	3.0%	12.0%	11,617	11,657
Community Trust	10%	10.0%	-	-	-
BETS ~	10%	- *	- *	7,745	7,772
	51%	16.2%	24.8%	US$31,266	US$31,336

The balance on the facilitation loans is reconciled as follows:	USD '000's
Balance at December 31, 2015	31,336
Interest accrued &	(678)
Dividends used to repay loans	608
Balance at September 30, 2016	31,266

& An interest moratorium was placed on all facilitation loans from December 31, 2014 to August 1, 2016 when Blanket Mine's dividends resumed.
*The shares held by BETS are effectively treated as treasury shares (see above).
~ Accounted for under IAS19 Employee Benefits.
# Facilitation loans are accounted for as equity instruments and are accordingly not recognised as loans receivable (see above).

Advance dividends
In anticipation of completion of the subscription agreements, Blanket Mine agreed to an advance dividend arrangement with the Community Trust against their right to receive dividends declared by Blanket Mine on their shareholding. Advance dividends were paid as follows:
•	A US$2 million payment on or before September 30, 2012;
•	A US$1 million payment on or before February 28, 2013; and
•	A US$1 million payment on or before April 30, 2013.
These advance payments have been recorded to a loan account bearing interest at a rate of 10% over the 12-month LIBOR.  The loan is repayable by way of set off of future dividends on the Blanket Mine shares owed by the Community Trust. At September 30, 2016. The outstanding balance of the advance dividend loan is $3,122,000 (2015: $3,237,000). A moratorium was placed on the interest of the advanced dividend loan until such time as dividends resume, no repayments were made or interest accumulated from December 31, 2014 until July 31, 2016. Dividends and interest resumed on August 1, 2016, when Blanket Mine declared a dividend. Repayments of $170,000 were made and interest of $55,000 accumulated during quarter 3.

Caledonia Mining Corporation Plc
Notes to the Condensed Consolidated Interim Financial Statements
For the six months ended September 30, 2016 and September 30, 2015
(In thousands of United States dollars, unless indicated otherwise)

6 Production costs

	2016	2015
Salaries, wages and bonuses	9,914	8,715
Consumable materials	12,429	11,650
Site restoration	-	22
Exploration	449	266
Safety	357	397
On mine administration	2,064	1,951
	25,213	23,001

7 Change in depreciation estimate
Previously, where orebodies were not determinable because ore bearing structures are open at depth or open laterally, the straight line method of depreciation was applied to depreciate certain items of Plant and equipment and Mineral properties. Due to an increase in focus on deep drilling which is expected to result in regular updates to the resource and reserve statements of Blanket Mine, it was determined that these items of Property, plant and equipment will be depreciated on the units of production method from July 1, 2016 The change in estimation resulted in a decrease of $61,493 in the depreciation charge for the third quarter of 2016.

8 Administrative expenses
	2016	2015
Investor relations	478	408
Eersteling gold mine holding costs	81	90
Professional consulting fees	774	338
Audit fee	148	204
Legal fee and disbursements	510	222
Accounting services fee	312	161
Listing fees	237	116
Travel and accommodation	393	265
Directors fee – Company	173	150
Directors fee – Blanket	35	47
Tax penalties	-	166
Unrecoverable VAT	-	266
Employee costs	1,788	1,745
Zambian holding costs	-	763
Other	294	242
	5,223	5,183

Caledonia Mining Corporation Plc
Notes to the Condensed Consolidated Interim Financial Statements
For the six months ended September 30, 2016 and September 30, 2015
(In thousands of United States dollars, unless indicated otherwise)

9 Share based payment expense

Certain key management members were granted Restricted Share Units ("RSU's") and Performance Share Units ("PSU's"), pursuant to provisions of the 2015 Omnibus Equity Incentive Compensation Plan.

303,225 RSU's and 1,212,903 PSU's were granted and approved by the Compensation Committee of the Board of Directors on January 11, 2016. These RSU's will vest on January 11, 2019 given that the service condition of the relevant employees are fulfilled at this date. The value of the vested RSU's will be the amount of RSU's vested multiplied by the fair market value, as specified by the plan, on date of settlement. Of the 1,212,903 PSU's, 109,677 PSU's have a performance period from January 1, 2016 to December 31, 2016 and 1,103,226 from January 1, 2016 to December 31, 2018. Both have a vesting date of January 11, 2019.

PSU's have a service condition and a performance condition attached. The performance condition is a function of production cost, gold production and central shaft depth targets on certain specified dates.  The number of shares that will vest will be the PSU units multiplied by the Performance Multiplier, which will reflect the actual performance in terms of the performance conditions compared to expectations on the date of the award. RSU holders are entitled to receive dividends over the vesting period. Such dividends will be reinvested in additional  RSU's at the then applicable share price calculated at the average Royal Bank of Canada noon rate immediately preceding the dividend payment, at reporting date 14,203 additional RSU's have been granted due to dividend reinvestments. PSU's have rights to dividends only after they have vested.

On March 23, 2016 and June 8, 2016, additional 80,427 RSU's and 321,708 PSU's were granted and will vest after 3 years from the grant date.  The RSU's only have a service condition attached, whereas the PSU's have a performance period of 3 years with the same performance criteria as the January 11, 2016 grants.

The fair value of the RSU's were estimated to be the Toronto Stock Exchange ("TSX") share price on reporting date. The fair value of the PSU's were calculated as the TSX share price at reporting date less the fair value of the expected dividends during the vesting period multiplied by the performance multiplier expectation.  At the reporting date it was expected that there is a 100% probability that the performance conditions will be met and therefore a 100% performance multiplier was used in the estimated liability.

The following assumptions were used in estimating the fair value of the cash settled share based payment liability on September 30, 2016:

	RSU's	PSU's
Fair value	$1.79	$1,73
Share price	$1.79	$1.79
Performance multiplier percentage	-	100%
Dividend yield	-	3.07%

Share units granted up until reporting date:
	RSU's	PSU's
Initial grant - January 11, 2016	303,225	1,212,90
Additional grants	80,427	321,708
Dividend reinvestments	14,203	-
Total awards at September 30, 2016	397,855	1,534,611

Caledonia Mining Corporation Plc
Notes to the Condensed Consolidated Interim Financial Statements
For the six months ended September 30, 2016 and September 30, 2015
(In thousands of United States dollars, unless indicated otherwise)

10 Sale of Blanket Mine treasury bills

On May 12, 2016 Blanket Mine sold treasury bills ("Bills") issued by the Government of Zimbabwe for a total consideration of $3,203,000.  The Bills were issued to Blanket in 2015 and replaced the Special Tradeable Gold Bonds ("Bonds") which were issued to Blanket in 2009 as part consideration for gold sales that were made by Blanket in 2008 under the terms of the sales mechanism that existed at that time for Zimbabwean gold producers. The Bonds were fully impaired in previous years, and the impairment value was applied as a deduction from Blanket's income tax liability.  The gross sales proceeds were subject to Zimbabwean income tax at 25.75%.

11 Margin call on gold hedge

In February 2016, the Company entered into a hedge in respect of 15,000 ounces of gold over a period of 6 months.  The hedge protected the Company if the gold price fell below $1,050 per ounce and gave Caledonia full participation if the price of gold exceeded $1,079 per ounce. The derivative financial instrument was entered into by the Company for economic hedging purposes and not as a speculative investment and was closed out in August 2016.

The derivative contract resulted in a loss of $435,000 included in profit or loss. The Company settled the loss with the $435,000 margin call deposited at the inception of the hedge transaction.

12 Trade and other receivables

	September 30	December 31
	2016	2015

Bullion sales receivable	2,227	-
VAT receivables	1,844	2,997
Deposits for stores and equipment and other receivables	78	842
	4,149	3,839

The cash relating to the bullion sales receivable was received shortly after the period end.

Caledonia Mining Corporation Plc
Notes to the Condensed Consolidated Interim Financial Statements
For the six months ended September 30, 2016 and September 30, 2015
(In thousands of United States dollars, unless indicated otherwise)

13 Property, plant and equipment

	Land and buildings	Mineral properties being depreciated	Mineral properties not depreciated	Plant and equipment	Fixtures and fittings	Motor vehicles	Total

Cost

Balance at January 1, 2015	7,608	18,839	13,262	20,968	1,192	1,971	63,840
Additions	681	14,359	1,595	1,144	149	265	18,193
Surrender of Zambian assets *	-	-	(11,527)	-	-	-	(11,527)
Reallocations between asset classes	(256)	-	1,012	(756)	-	-	-
Disposals	-	-	-	(124)	-	(77)	(201)
Foreign exchange movement	(44)	(89)	(69)	(606)	(64)	(90)	(962)
Balance at December 31, 2015	7,989	33,109	4,273	20,626	1,277	2,069	69,343
Additions	-	11,129	645	621	45	230	12,670
Disposals	-	-	-	-	-	(8)	(8)
Foreign exchange movement	16	69	-	2	25	11	123
Balance at September 30, 2016	8,005	44,307	4,918	21,249	1,347	2,302	82,128

  * The Group surrendered all exploration rights relating to the Zambian operations for a nominal value during 2015. The Zambian assets were fully impaired in years prior to 2015

Caledonia Mining Corporation Plc
Notes to the Condensed Consolidated Interim Financial Statements
For the six months ended September 30, 2016 and September 30, 2015
(In thousands of United States dollars, unless indicated otherwise)

13 Property, plant and equipment - (continued)
	Land and buildings	Mineral properties being depreciated	Mineral properties not depreciated	Plant and equipment	Fixtures and fittings	Motor vehicles	Total
Accumulated depreciation and Impairment losses

Balance at January 1, 2015	1,763	3,435	11,527	10,130	946	1,303	29,104
Depreciation for the year	559	451	-	1,894	98	320	3,322
Surrender of Zambian assets *	-	-	(11,527)	-	-	-	(11,527)
Impairment	-	-	-	(117)	-	(51)	(168)
Foreign exchange movement	(1)	(105)	-	(383)	(48)	(69)	(606)
Balance at December 31, 2015	2,321	3,781	-	11,524	996	1,503	20,12
Depreciation	472	534	-	1,225	80	273	2,584
Disposals	-	-	-	-	-	(8)	(8)
Foreign exchange movement	-	58	-	-	19	8	85
Balance at September 30, 2016	2,793	4,373	-	12,749	1,095	1,776	22,786

Carrying amounts

At December 31, 2015	5,668	29,328	4,273	9,102	281	566	49,218
At September 30, 2016	5,212	39,934	4,918	8,500	252	526	59,342

*  The Group surrendered all exploration rights relating to the Zambian operations for a nominal value during 2015. The Zambian assets were fully impaired in years prior to 2015.

Caledonia Mining Corporation Plc
Notes to the Condensed Consolidated Interim Financial Statements
For the six months ended September 30, 2016 and September 30, 2015
(In thousands of United States dollars, unless indicated otherwise)

14 Cash generated by operating activities

Non-cash items and information presented separately on the cash flow statement:
	2016	2015

Operating profit	13,146	6,722
Adjustments for:
Unrealised foreign exchange gain	(297)	(785)
Share based payment expense	747	-
Profit on sale of property, plant and equipment	(78)	(20)
Discounts received	(8)	-
Depreciation	2,584	2,586
Cash generated by operations before working capital changes	16,094	8,503
Inventories	(610)	321
Prepayments	(209)	(2,824)
Trade and other receivables	(296)	(5,579)
Trade and other payables	2,913	5,038
Cash generated by operating activities	17,892	5,459

Caledonia Mining Corporation Plc
Notes to the Condensed Consolidated Interim Financial Statements
For the six months ended September 30, 2016 and September 30, 2015
(In thousands of United States dollars, unless indicated otherwise)

15 Operating Segments

The Group's operating segments have been identified based on geographic areas. The Group has three reportable segments as described below, which are the Group's strategic business units. The strategic business units are managed separately because they require different decision making strategies. For each of the strategic business units, the Group's CEO reviews internal management reports on at least a quarterly basis. Geographical areas describing the operations of the Group's current reportable segments are categorised as Corporate, Zimbabwe and South Africa. The Corporate segment comprises the holding company and Greenstone Management Services Limited (United Kingdom). The Zimbabwe operating segment comprises Caledonia Holdings Zimbabwe Limited and subsidiaries. The Zambia segments consisted of Nama copper project and cobalt project during 2015. The Zambian entities which comprised a fourth strategic business unit in previous reporting periods were closed down on September 2, 2015. The South Africa geographical segment comprises a gold mine as well as sales made by Caledonia Mining South Africa Proprietary Limited to the Blanket Mine. Information regarding the results of each reportable segment is included below. Performance is measured based on segment profit before income tax, as included in the internal management reports that are reviewed by the Group's CEO. Segment profit is used to measure performance as management believes that such information is the most relevant in evaluating the results of certain segments relative to other entities that operate within these industries.

Geographic segment profit as at September 30, 2016	Corporate	Zimbabwe	South Africa	Inter-group eliminations adjustments	Total

Revenue	-	46,741	8,128	(8,128)	46,741
Royalty	-	(2,340)	-	-	(2,340)
Production costs	-	(24,903)	(7,326)	7,016	(25,213)
Management fee	-	(2,970)	2,970	-	-
Depreciation	-	(2,744)	(34)	194	(2,584)
Other income	-	78	8	-	86
Administrative expenses	(2,942)	(19)	(2,124)	(148)	(5,233)
Foreign exchange gain/(loss)	134	(67)	(399)	-	(332)
Margin call on hedge	(435)	-	-	-	(435)
Sale of Blanket Mine treasury bills	-	3,203	-	-	3,203
Share based payment expense	(747)	-	-	-	(747)
Net finance costs	-	(144)	2	-	(142)
Profit before tax	(3,990)	16,835	1,225	(1,066)	13,004
Tax expense	-	(4,981)	(816)	-	(5,797)
Profit for the period	(3,990)	11,854	409	(1,066)	7,207

Caledonia Mining Corporation Plc
Notes to the Condensed Consolidated Interim Financial Statements
For the six months ended September 30, 2016 and September 30, 2015
(In thousands of United States dollars, unless indicated otherwise)

15 Operating Segments - (continued)

	Corporate	Zimbabwe	South Africa	Inter-group eliminations	Total
Geographic segment assets as at September 30, 2016

Current assets (excluding intercompany)	4,440	20,189	1,870	(686)	25,813
Non-current assets (excluding intercompany)	40	61,553	327	(2,578)	59,342
Intercompany assets	42,889	-	6,756	(49,645)	-
Expenditure on property, plant and equipment		13,684	13	(1,027)	12,670

Geographic segment liabilities as at September 30, 2016
Current liabilities (excluding intercompany)	(440)	(9,635)	(1,052)	-	(11,127)
Non-current liabilities (excluding intercompany)	(747)	(17,173)	(515)		(18,435)
Intercompany liabilities	(12,281)	(4,413)	(32,951)	49,645	-

Geographic segment profit for the 6 months ended September 30, 2015
	Corporate	Zimbabwe	South Africa	Zambia	Inter-group eliminations	Total

Revenue	-	37,224	8,587	-	(8,587)	37,224
Royalty	-	(1,864)		-	-	(1,864)
Production costs	-	(23,025)	(8,172)	-	8,196	(23,001)
Management fee	-	(3,150)	3,150	-	-	-
Administrative expenses	(213)	(186)	(4,021)	(763)	-	(5,183)
Depreciation	-	(2,662)	(30)	-	106	(2,586)
Other income	-	43	4	9	-	56
Foreign exchange gain	174	-	1,902	-	-	2,076
Finance (cost)	-	(108)	(320)	-	-	(428)
Profit before tax	(39)	6,272	1,100	(754)	(285)	6,294
Tax expense	(285)	(2,140)	(232)	-	-	(2,657)
Profit for the period	(324)	4,132	868	(754)	(285)	3,637

Caledonia Mining Corporation Plc
Notes to the Condensed Consolidated Interim Financial Statements
For the six months ended September 30, 2016 and September 30, 2015
(In thousands of United States dollars, unless indicated otherwise)

15 Operating Segments - (continued)

2015	Corporate	Zimbabwe	South Africa	Zambia	Inter-group eliminations	Total
Geographic segment assets:
Current (excluding intercompany)	8,857	10,386	4,918	1	(600)	23,562
Non-current (excluding intercompany)	40	50,613	370	-	(1,747)	49,276
Additions to property, plant and equipment	-	18,385	143	-	(335)	18,193
Intercompany balances	74,007	1,509	7,958	-	(83,474)	-
Geographic segment liabilities:
Current (excluding intercompany)	(433)	(6,497)	(1,467)	-	-	(8,397)
Non-current (excluding intercompany)	-	(13,621)	(459)	-	-	(14,080)
Intercompany balances	(16,734)	(3,507)	(37,290)	(25,943)	83,474	-

Major customer

Revenues from Fidelity Printers and Refiners in Zimbabwe amounted to $46,741,000 (2015: $37,224,000) for the period ended September 30, 2016.

Directors and officers as at November 11, 2016

BOARD OF DIRECTORS

L.A. Wilson (1) (2) (3) (4) (7)
Chairman of the Board

Non-executive Director

Florida, United States of America

S. R. Curtis (5) (7)

Chief Executive Officer
Johannesburg, South Africa

J. Johnstone (2) (4) (6) (7)

Non-executive Director
Gibsons, British Columbia, Canada

J. L. Kelly (1) (2) (3) (7)

Non-executive Director
Connecticut, United States of America

J. Holtzhausen (1) (2) (4) (5) (6) (7)

Chairman Audit Committee

Non-executive Director,
Cape Town, South Africa

M. Learmonth (5) (7)

Chief Financial Officer

Jersey, Channel Islands

John McGloin

Non-executive Director

Bishops Stortford, United Kingdom

OFFICERS

S. R. Curtis (5) (7)
Chief Executive Officer

Johannesburg, South Africa

D. Roets (6) (7)
Chief Operating Officer
Johannesburg, South Africa

M. Learmonth (5) (7)

Chief Financial Officer
Jersey, Channel Islands

M, Mason
VP Corporate Development and Investor Relations
London, England

Minerva Trust and Corporate Services Limited
43-45 La Motte Street, St Helier,
Jersey, Channel islands JE4 8SD

Board Committees

(1)  Audit Committee

(2)  Compensation Committee

(3)  Corporate Governance Committee

(4)  Nominating Committee

(5)  Disclosure Committee
(6)  Technical Committee
(7)  Strategic Planning Committee

CORPORATE DIRECTORY as at November 11, 2016

CORPORATE OFFICES
Jersey - Head Office
Caledonia Mining Corporation Plc
43-45 La Motte Street
Jersey, Channel Islands
JE4 8SD
+44 1534 702998

South Africa – Africa Office
Caledonia Mining South Africa Proprietary Limited
P.O. Box 4628
Weltevreden Park
South Africa
Tel: (27)(11) 447-2499 Fax: (27)(11) 447-2554

Zimbabwe
Caledonia Holdings Zimbabwe (Private) Limited
P.O. Box CY1277
Causeway, Harare
Zimbabwe
Tel: (263) (4) 701 152/4 Fax: (263)(4) 702 248

CAPITALIZATION (November 11, 2016)
Authorised:           52,418,408
Shares, Warrants and Options Issued:
Common Shares:  52,418,408
Warrants:               Nil
Options                  795,420

SHARES LISTED
Toronto Stock Exchange Symbol "CAL"
NASDAQ OTCQX Symbol "CALVF"
London "AIM" Market Symbol "CMCL"

NOMAD and AIM BROKER
WH Ireland
24 Martin Lane
London EC4R ODR
Tel: +44 207 220 1751
WH Ireland

SOLICITORS
Walkers (Jersey)
Jersey, Channel Islands
PO Box 72, Walkers House
28-34 Hill Street, St Helier, Jersey, Channel Islands
+44 1534 700 700

Borden Ladner Gervais LLP (Canada)
Suite 4100, Scotia Plaza
40 King Street West
Toronto, Ontario M5H 3Y4 Canada

Memery Crystal LLP (United Kingdom)
44 Southampton Buildings
London WC2A 1AP
United Kingdom

BANKERS
Barclays
Level 11
1 Churchill Place, Canary Wharf, London, E14 5HP

AUDITORS
KPMG Inc.
85 Empire Road
Parktown 2193
South Africa
Tel: +27 83 445 1400, Fax: + 27 11 647 6018

REGISTRAR & TRANSFER AGENT
Computershare
100 University Ave, 8th Floor,
Toronto, Ontario, M5J 2Y1
Tel:+1 416 263 9483